Exhibit 99.6

Bell Integration Selects NiCE CXone to Lead AI-Driven Service Desk

Transformation

UK IT services firm standardizes on NiCE’s CX AI platform to consolidate workflows, centralize knowledge,

and accelerate service delivery

Hoboken, N.J., April 27, 2026 – NiCE (Nasdaq: NICE) today announced that Bell Integration, a global IT services and consultancy and long-standing NiCE partner, has selected NiCE’s market-leading CX AI platform, CXone, to modernize its service desk and business development operations in an initial deployment across three sites, supporting up to 1000 employees..

Bell will deploy CXone with integrated AI solutions, including Copilot and Feedback Management, creating a single AI-enabled platform for voice (inbound/outbound), email, and live chat. These solutions will connect seamlessly with ServiceNow and Salesforce, replacing fragmented legacy tools with an integrated environment designed to consolidate technology and improve agent efficiency.

By consolidating tools and applying AI-powered knowledge management, real-time agent assistance, and customer feedback analytics, Bell expects to reduce agent overheads, improve customer satisfaction, standardize responses across teams, and accelerate time-to-resolution, while also closing the loop with data-driven improvement.

“Today, we’re deepening our relationship with NiCE by selecting CXone as the foundation of our communications operations,” said Stuart McMinn, CTO, Bell Integration. “AI is a strategic pillar for Bell and our clients, and NiCE delivers both immediate value and a clear roadmap for what’s next, embedding world-class, AI-powered capabilities into a unified platform that helps us deliver service more efficiently while advancing our mission to be a trusted partner for innovative IT solutions.”

Darren Rushworth, President, NiCE International, said “Bell is simplifying and future-proofing its customer operations by expanding its AI capabilities. With CXone, Bell can unify workflows, agents, and knowledge on a single AI-ready platform, driving efficiency today while laying the foundation for an AI-first customer experience. By embedding intelligence across every interaction, Bell is positioned to innovate faster and deliver the kind of seamless, personalized service that defines the future of customer engagement.”

About Bell Integration

Bell is an IT services, system integrator & consulting business specializing in Cloud, Data Centre Migration, and AI. Headquartered in the UK and employing close to 1000 people across the globe, Bell Integration provides a comprehensive lifecycle of multi-vendor services that address the pain points of deploying, managing, supporting, and decommissioning modern, hybrid IT environments.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.